SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),
       (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                               (AMENDMENT NO.___)*


                          Caliper Life Sciences, Inc.
              -----------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
              -----------------------------------------------------
                         (Title of Class of Securities)


                                    130872104
              -----------------------------------------------------
                                 (CUSIP Number)


                               August 9, 2006
              -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)
          [X]  Rule 13d-1(c)
          [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Abingworth Management Limited
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     England
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,826,577
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH:           2,826,577
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,826,577

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.9%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
________________________________________________________________________________

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ITEM 1(a).    NAME OF ISSUER:  Caliper Life Sciences, Inc. (the "Issuer").

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              268 Elm Street, Hopkinton, Massachusetts 01748.

ITEM 2(a). NAMES OF PERSONS FILING: Abingworth Management Limited ("Abingworth Management").

ITEM 2(b).    ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE OR, IF NONE, RESIDENCE:
              The business address for Abingworth Management, is Princess House, 38 Jermyn Street, London, England SW1Y 6DN.

ITEM 2(c). CITIZENSHIP: Abingworth Management is a corporation organized under the laws of England.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value per share.

ITEM 2(e).    CUSIP NUMBER: 130872104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

ITEM 4.       OWNERSHIP.

              (a)  Amount Beneficially Owned:

                    Abingworth   Management   Limited  is  the  manager  of
                    Abingworth Bioequities Master Fund LTD, Abingworth Bioventures IV L.P., Abingworth Bioventures IV Executives L.P., Abingworth Bioventures III A L.P., Abingworth Bioventures III B LP, Abingworth Bioventures III C LP and Abingworth Bioventures III Executives LP (collectively, the "Funds").

                    As of the date hereof, Abingworth Bioequities Master Fund LTD is the record owner of 298,556 shares of
                    Common Stock; Abingworth Bioventures III A L.P. is the record owner of 753,027 shares of Common Stock; Abingworth Bioventures III B L.P. is the record owner of 459,676 shares of Common Stock; Abingworth Bioventures III C L.P. is the record owner of 275,350 shares of Common Stock; and Abingworth Bioventures III Executives L.P. is the record owner of 12,000 shares of Common Stock.

                    In addition,  Abingworth Bioequities Master Fund LTD is
                    the record owner of warrants, exercisable for 240,270 shares of Common Stock; Abingworth Bioventures III C L.P. is the record owner of warrants, exercisable for 144,957 shares of Common Stock; Abingworth Bioventures III B L.P. is the record owner of warrants, exercisable for 241,995 shares of Common Stock; Abingworth Bioventures III A L.P. is the record owner of warrants, exercisable for 396,430 shares of Common Stock; and Abingworth Bioventures III Executives L.P. is the record owner of warrants, exercisable for 6,316 shares of Common Stock. All of the warrants held by the Funds are immediately exercisable.

                    As  the  manager  of  each  of  the  Funds,  Abingworth
                    Management  may be  deemed  to  beneficially  own  2,826,577 shares of Common Stock, which represents the shares of Common Stock and the warrants exercisable for shares of Common Stock held by the Funds.

              (b) Percent of Class: Abingworth Management beneficially owns 5.9% of the outstanding Common Stock of the Issuer.

                    The foregoing percentages are calculated based on the 46,592,366 shares of Common Stock reported to be outstanding as of October 31, 2006 in the Issuer's Form 10-Q filed with the Securities Exchange Commission on November 9, 2006.


              (c)   Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: see line 5 of cover sheets.

                   (ii) shared power to vote or to direct the vote: see line 6 of cover sheets.

                   (iii) sole power to dispose or to direct the disposition of:
                         see line 7 of cover sheets.

                   (iv) shared power to dispose or to direct the disposition of: see line 8 of cover sheets.

              The Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.      CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 20, 2007


ABINGWORTH MANAGEMENT LIMITED

By:      /s/ James Abell
         ------------------------
         Name:    James Abell
         Title:   Executive Director